Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

August 22, 2022

Daniel Greenspan, Senior Counsel

Ken Ellington, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Stellus Capital Investment Corporation Registration Statement on Form N-2

Dear Messrs. Greenspan and Ellington:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 22, 2022 regarding the Company’s registration statement on Form N-2 (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on August 19, 2022. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

PROSPECTUS

1.	The Staff notes that as of August 1, 2022, the Company, as a business development company, must comply with the EXtensible Business Reporting Language (the “XBRL”) requirements. Pursuant to these requirements, in the future, please confirm that the Company will implement the XBRL requirements and properly tag all requisite information in its quarterly reports on Form 10-Q.

Response: The Company respectfully advises the Staff that it will comply with all XBRL tagging requirements in the future.

2.	On page 8 of the Prospectus, the Company includes language incorporating by reference additional information regarding Company’s financial highlights from Company’ most recent annual report on the Form 10-K and Company’s most recent quarterly report on the Form 10-Q. At the same time, the Company has included the financial highlights for the last ten years as required by Form N-2, with the exception of the financial highlights as of the interim period ending June 30, 2022. Please include the financial highlights as of June 30, 2022 in the Registration Statement.

Response: The Company respectfully advises the Staff that, to the extent it does not incorporate by reference all required financial highlights information in future registration statements on Form N-2, it will include both the last ten years as required by Form N-2 as well as the current interim period in any registration statement on Form N-2.

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Daniel Greenspan, Senior Counsel Ken Ellington, Staff Accountant August 22, 2022 Page 2

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,
/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Robert T. Ladd, Stellus Capital Investment Corporation Todd Huskinson, Stellus Capital Investment Corporation